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                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration No. 333-54704

   [LETTERHEAD OF WRIT WASHINGTON REAL ESTATE INVESTMENT TRUST APPEARS HERE]

EDMUND B. CRONIN, JR.
CHAIRMAN, PRESIDENT
CHIEF EXECUTIVE OFFICER




March 29, 2001




Dear WRIT Investor

We are pleased to inform you of a modification in the fee structure of WRIT Direct, our direct share purchase and dividend reinvestment program, as stated in the WRIT Direct prospectus dated February 12, 2001.

There will no longer be an enrollment fee for joining WRIT Direct, nor will there be a fee for purchasing shares with optional cash investments, either by check or by automatic investment from a bank account. The $.03 per share brokerage commission will continue in effect for initial purchases and optional cash investments.

Share purchases with reinvested dividends will remain free of all fees and commissions.

We at WRIT value our shareholders and we hope that you will find WRIT Direct to be an attractive means for safekeeping your shares and increasing your investment. If you have any questions or need additional information, please call WRIT Direct's administrator, EquiServe Trust Company, N.A., at 1-800-519-3111.

Sincerely,

/s/ Edmund B. Cronin, Jr.